Exhibit 99.1

1 1 FORGING COMMERCIAL & CLINICAL PATHWAYS TARGETING INFECTIOUS DISEASES WITH ORAL IMMUNOTHERAPIES – APRIL 2019 NASDAQ: IMRN ASX: IMC

2 2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections . Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority . SAFE HARBOR STATEMENT

3 3 COMPANY HIGHLIGHTS Validated technology platform – with one registered asset, Travelan ® generating revenue. 2 Lead clinical assets, IMM - 124E & IMM - 529, in Phase 2 development for the treatment of Liver Disease and C. difficile. Plan for accelerated regulatory path to approval for IMM - 124E ( Travelan ®) as drug to prevent Travelers’ Diarrhea in USA. We are a commercial and clinical - stage biopharmaceutical company focusing on infectious diseases with oral immunoglobulin - based therapies.

4 4 PLATFORM OVERVIEW: ORAL IMMUNOGLOBULINS Development of Highly Specific Vaccines Isolation of hyperimmune antibody - rich bovine colostrum Oral Antimicrobial therapeutics without drawbacks of antibiotics Toxin Neutralization + Clearance of targeted gut pathogens

5 5 US DOD R&D COLLABORATION AGREEMENTS • Armed Forces Research Institute of Medical Sciences (AFRIMS) – June 2016 • Naval Medical Research Center (NMRC) – August 2016 • Walter Reed Army Institute (WRAIR) – June 2016

6 6 WRAIR R&D COLLABORATION – KEY MILESTONES • Evaluation of anti - Shigella specific activity of Travelan ® • Travelan ® shown to target common bacterial antigens present on ETEC and Shigella. • Travelan ® shown to bind 180 pathogenic strains of bacteria retrieved from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand. • Travelan ® prevented clinical Shigellosis (bacillary dysentery) in non - human primates. • Development of a Shigella specific Therapeutic • Three new products developed by Immuron • Preclinical testing initiated at WRAIR

THE POTENTIAL OF POLYCLONAL ANTIBODIES

US Department of Defense Travelan® immunoreactivity study[1] (2017):

- Travelan® demonstrates broad-spectrum antimicrobial properties
- Antibodies in Travelan® able to bind & react with all 180 strains of bacteria isolated from infected DoD personnel

Pathogenic bacteria included Campylobacter, Shigella and Entertoxigenic E. coli


Campy single prominent immune-reactive band
ETEC prominent immune-reactive bands
Shigella prominent immune-reactive bands
~70 kD
~75 kD
~50 kD
~200 kD
~150 kD
~14 kD
~45 kD
~65 kD
~40 kD
Size (kD)
250
150
100
75
50
37
25
20
15
10
S. boydii
S. dysenteriae
S. flexneri
S. sonnei
WESTERN BLOT ANALYSIS

1 - Carried out by Armed Forces Research Institute of Medical Sciences (AFRIMS), Walter Reed Army Institute of Research (WRAIR), US Naval Medical Research Centre (NMRC)

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DEVELOPMENT PIPELINE: TWO PRONGED PLAN

	DEVELOPMENT STAGE					HIGHLIGHTS
	PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKET	
ANTI-INFLAMMATORY PROGRAMS						
Travelan®	TGA ARTG Aust L106709 (2004)					Commercial product - Australia
	Health Canada NPN 80046016 (2015)					Commercial product - Canada
	Dietary supplement (2015)					Commercial product - USA
IMM-124E (Travelan®)						PLAN TO DEVELOP AS DRUG TO PREVENT TRAVELERS' DIARRHEA IN USA
IMM-529						TO PREVENT RECURRENCE IN *C. DIFFICILE* PATIENTS

immuron

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9 9 BACKGROUND OF TRAVELAN ®: DIAMOND IN THE ROUGH Marketed in Australia, USA and Canada Status with FDA: IND open and active COMMERCIAL PRODUCT DRUG CANDIDATE IMM - 124E Plan to develop IMM - 124E as an approved drug in USA to treat Travelers’ Diarrhea

10 10 WHAT IS TRAVELERS’ DIARRHEA? • Caused by consuming food or water infected with pathogens. Three or more unformed stools in 24 hours. • Bacterial pathogens are the predominant risk 1 . • Enterotoxigenic E. coli (ETEC) are the predominant pathogens: 42% in Latin America 28% in Southeast Asia • Up to 70% of travelers suffer from travelers’ diarrhea 2 . 1 - Steffen, R. 2017 Epidemiology of travelers’ diarrhea. Journal of Travel Medicine 24(1). 2 - CDC Yellow Book 2018, Chapter 2 Travelers’ Diarrhea.

TRAVELAN® OTC BUSINESS

- A unique OTC targeting Travelers' Diarrhea in Australia & Canada
- In Australia, TGA listed medicine indicated to:
  - Reduce the risk of travelers' diarrhea
  - Reduce the symptoms of minor gastrointestinal disorders
- Dietary supplement in USA
- Significantly reduces the motility of ETEC strains
- Binds to multiple epitopes and antigens on both the bacterial surface and flagella



Travelan
Gastro-Stop
STOP

Available in 2000+ pharmacies in Australia

Travelan® has considerably greater reactivity against purified ETEC antigens than IgG purified from non-immune colostrum powder

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12 12 TRAVELAN® COMMERCIAL PROFILE • Annual revenues of AUD $2M+; cash flow positive • Net revenues: 1H2019 +20% vs 1H2018 • Potential WW peak sales: $200M+ • Global market size: US$630M – 2019 • Global market size expected to grow to US$1B – 2025 (CAGR 7%) • Pursuing new geographies • Potential for new products & formulations ( e.g Shigella)

13 13 The image part with relationship ID rId6 was not found in the file. BACKGROUND OF TRAVELAN ®: PLAN TO EXPAND USE Marketed in Australia, USA and Canada Status with FDA: IND open and active COMMERCIAL PRODUCT DRUG CANDIDATE IMM - 124E Plan to develop IMM - 124E as an approved drug to treat Travelers’ Diarrhea

ANTIBIOTIC RESISTANCE: OPPORTUNITY FOR TRAVELAN®

International Society of Travel Medicine
Promoting healthy travel worldwide

International Society of Travel Medicine, 2017 guidelines for treating Travelers' Diarrhea included[1]:

- Antibiotics should **NOT** be used routinely, except patients at high risk of complications
- Rifaximin recommended when antibiotic prophylaxis is indicated
- Fluoroquinolones not recommended for prophylaxis[2]
- Insufficient evidence to recommend prebiotics or probiotics

The opportunity: Travelan®, the alternative to antibiotic treatment of TD

1 Riddle et al. 2017. Guidelines for the prevention and treatment of travellers' diarrhea: a graded expert panel report. Journal of Travel Medicine 24(1).
2 Tribble, D. 2017 Resistant pathogens as causes of traveller's diarrhea globally and impact(s) on treatment failure and recommendations. Journal of Travel Medicine 24(1)

IMMURON

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TRAVELAN® AS A DRUG TO TREAT TRAVELERS' DIARRHEA

- Results of Controlled Human Infection Model (CHIM) Studies
- Travelan® evaluated in two randomised, double-blind, placebo-controlled challenge clinical trials
- 90 healthy volunteers
- Published in Scandinavian Journal of Gastroenterology



STUDY 1: 30 participants

PLACEBO	IMM-124E 400mg
15	15

Oral challenge with O78 ETEC strain (H10407). Treatment 5 days after challenge with ciprofloxacin 500mg bd for 5 days

Diarrhea was defined as passage of two or more unformed stools during 48 hour period within 72 hours of the challenge

RESULTS: Travelan® provided up to 93% prophylactic efficacy against diarrhea due to infection by the major strain of E.coli that causes TD immuron

Otto et al. 2011 RCTs using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by ETEC in volunteers. Scandinavian Journal of Gastroenterology, 2011; 46: 862–868.

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TRAVELAN®: ORAL CHALLENGE STUDY PREVENTION OF SHIGELLOSIS (BACILLARY DYSENTERY) IN PRIMATES

- 12 juvenile rhesus monkeys randomly assigned to Travelan® (n=8) or placebo (high protein milk powder) (n=4) treatment groups
- Travelan® or placebo (500mg) was administered 2x daily for 6-days, starting on day 0
- Each monkey challenged with 2.8 x 10^9 *Shigella flexneri* 2a intragastrically on day 3
- Travelan® /placebo treatment stopped on day-6. Monkeys monitored through to day 14
- Faecal samples taken 2 x daily and cultured to establish presence/absence of *Shigella flexneri*
- Animals continually monitored for clinical signs



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17 17 “ Travelan ®” x 6 days “Placebo” x 6 days 3 x10 9 S. flexneri = last day of S. flexneri consecutive + ve stool culture No Treatment x 8 days RESULTS OF TRAVELAN ® SHIGELLA CHALLENGE STUDY Travelan ® group Placebo control group DAYS 1 1 2 3 4 5 6 7 8 9 10 11 12 13 14

18 18 SUMMARY OF TRAVELAN ® SHIGELLA ANIMAL STUDY Placebo (high protein milk powder) provided no protection against acute shigellosis • All (4/4) Placebo treated monkeys developed severe acute enteric shigellosis. Travelan ® provided 75% protection against acute shigellosis • 2 of 8 (25%) Travelan ® - treated monkeys developed severe acute enteric shigellosis • 6 of 8 (75%) Travelan ® - treated monkeys survived Shigella flexneri challenge • S. flexneri was undetectable in consecutive faecal samples by day - 7 in 4 of 6 (67%) survivors and by day 9 in the remaining 2 (33%) survivors

19 19 Revamp Travelan ® for FDA approval as drug to treat Prevent Travelers’ Diarrhea in Travelers to Endemic Areas: IMM - 124E DRUG DEVELOPMENT PLAN Execute Prevention Trial and File 505(b)(2) NDA File IND with Single Double - Blind & Placebo Controlled Trial for Prevention of Travelers’ Diarrhea Hold Pre - IND Meeting to Discuss Merits of 505(b)(2) Application Assimilate Data to Support Literature - Based FDA Submission

20 20 US SALES FORECAST FOR TRAVELAN ® IF APPROVED AS DRUG FOR TD MARKET POTENTIAL FOR TRAVELAN® SALES: Market potential figure derived from: 2014 figures of US citizens traveling to high risk destinations for TD (44.3 million) 1 and obtaining pretravel advice (22.2 million) 2 . Sources of pre - travel advice include primary care provider, travel medicine specialist, company doctors, pharmacist, and travel agencies 2 . Our forecast utilizes a very conservative estimate for % of US citizens purchasing Travelan ® after seeking pre - travel advice. 1. U.S. Department of Commerce, International Trade Administration, National Travel and Tourism Office. U.S. Citizen Traffic to Overseas Regions, Canada & Mexico 2014. Monthly Statistics, U.S.Outbound Travel by World Regions. 2014. Available at: http://travel.trade.gov/view/m - 2014 - O - 001/index.html. Accessed June 26, 2015. 2. Mathyas Wang , MD , Thomas D. Szucs , MD, MBA, MPH, LLM , and Robert Steffen , MD. Economic Aspects of Travelers ’ Diarrhea. Journal of Travel Medicine, Volume 15, Issue 2, 2008, 110 – 118 USD >$100 MILLION

21 21 COMPETITOR MARKET ANALYSIS – ANTI - DIARRHEAL DRUGS Drug Indication Dosing Ave cost – 2 week trip Revenue USD Millions (Year) FDA APPROVED OTC DRUG TREATMENT FOR DIARRHEA PEPTO BISMAL (BSS) Relief for heartburn, nausea, indigestion, upset stomach and diarrhea. 2 tabs QID $14.56 97.8 (2018) 82.6 (2013) IMMODIUM Decrease the frequency of diarrhea in TD, gastroenteritis, inflammatory bowel disease, and short bowel syndrome. 2 tabs (2 mg) $11.48 (48 caplets) 82.5 (2013) CIPROFLOXACIN (FLUOROQUINOLINE) Bacterial infections. 500 mg $44.52 40.8 (2015) RIFAXIMIN Treatment of Travellers’ Diarrhea. 3 caps (200 mg) TID $246.96 - $493.92 NO FDA APPROVED DRUG TO PREVENT TRAVELERS’ DIARRHEA TRAVELAN® Dietary Supplement. 3 caps (200 mg) TID $30 – 30 caplets 0.77 (2018)

22 22 TRAVELAN ® UNIQUELY POSITIONED FOR SUBSTANTIAL GROWTH - NO FDA APPROVED DRUG TO PREVENT TD Market Opportunity • Therapeutic market is expected to grow from US$ 630 million in 2019 to over $ 1 billion by 2025 – CAGR 7%. • 44.3 million US Citizens travel to high risk destinations each year 30 to 70 % will get TD. • 22.2 million US Citizens seek pretravel health advice. Unmet Need • Antibiotic Chemoprophylaxis can provide up to 90% protection against TD – NOT Recommended due to emerging resistance to this class of drug. • Bismuth Subsalicyclate (BSS) shown to provide up to 65% protection against TD not commonly used as prophylaxis for TD due to adverse effects, salicylate toxicity, inconvenient dosing ( 2 tablets 4X a day) and low compliance . • Vaccines – No current products targeting TD registered in the USA. Travelan ® Positioning • Highly differentiated – Neutralizes ETEC but does not impact microbiome. • Targets many isolates (Campylobacter, ETEC, Klebsiella, Salmonella, Shigella). • Listed medicine in Australia over 600,000 packets sold WW. • There is also growing resistance to antibiotic treatments.

23 23 DEVELOPMENT PIPELINE: TWO PRONGED PLAN DEVELOPMENT STAGE HIGHLIGHTS PRE - CLINICAL PHASE 1 PHASE 2 PHASE 3 MARKET ANTI - INFLAMMATORY PROGRAMS Commercial product - Australia Travelan ® Commercial product - Canada Commercial product - USA Travelan ® DEVELOP AS DRUG TO TREAT TRAVELERS’ DIARRHEA IMM - 529 PREVENT RECURRENCE IN C. DIFFICILE PATIENTS Dietary supplement (2015) Health Canada NPN 80046016 (2015) TGA ARTG Aust L106709 (2004) 1 2

24 24 NEUTRALIZING CLOSTRIDIUM DIFFICILE , WHILE SPARING THE MICROBIOME IMM - 529

25 25 CLOSTRIDIUM DIFFICILE MARKET OPPORTUNITY Sources: GlobalData, Decision Resources, CDC • Therapeutic market expected to grow from US$360 million in 2014 to over $1.7 billion by 2024 – CAGR 15% • Nearly 30,000 patients die each year from C. difficile infections (US) • Potential orphan disease (7 years market exclusivity and premium pricing)

26 26 THE UNMET NEED • Current standard of care for C. difficile includes vancomycin and metronidazole, accounting for 80 % of patient share (US) • Therapies plagued by significant CDI recurrences ( 1 st relapse: 25%; 2 nd: 40%; 3 rd: 60%) underscoring need for new treatments • Growing resistance to vancomycin treatment • Some treatments are administered intravenously rather than via the gut where C. difficile resides Isobel Ramsay, Nicholas Brown and David Enoch. Recent Progress for the Effective Prevention and Treatment of Recurrent Clostr idi um difficile Infection. Infectious Diseases: Research and Treatment Volume 11: 1 – 4 (2018). DOI: 10.1177/1178633718758023

27 27 • IMM - 529 highly differentiated – neutralizes C. difficile but does not impact microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential use in combination with standard of care • Targets many isolates IMM - 529 OPPORTUNITY Toxin B

28 28 Ingestion of spores Germination of spores Colonisation by vegetative cells Toxin B production Infection IMM - 529 TARGETS Due to unique character of C. difficile bacterium, it is difficult to reduce its recurrence with antibiotics.

IMM-529 UNIQUE MOA IN CDI

SPORES - Infectious particles – Heat, ethanol & UV resistant. Survive gastric acid, adhere to cells in the colon & germinate. IMM-529 antibodies bind to surface antigens on spores & prevent adherence to host cells & limit germination.

VEGETATIVE CELLS – Fimbriae & other surface layer proteins (SLP) contribute to bacterial colonization. Fimbriae are used to adhere to other bacteria & to host cells. Fimbriae one of the primary mechanisms of virulence. IMM-529 antibodies bind to SLP on vegetative cells & limit colonization.

TOXIN B – is essential for virulence. Toxin B disrupts the cytoskeleton and tight junctions of intestinal epithelial cells. IMM-529 antibodies neutralise toxin B, inhibiting toxin mediated epithelial cell apoptosis & limit toxin translocation into the systemic circulation & inflammatory signal cascades.


Dysbiotic microbiota
Microbial metabolites
Consumption, conversion
Host metabolites
C. difficile spores
Vegetative C. difficile
Toxins A and B
sIgA, antitoxin IgA
Inflammatory cytokines
Neutrophils
Damaged epithelium
Increased Th1 cells
Increased Th17 cells
Decreased Tregs

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30 30 IN VITRO CHARACTERISATION OF C. DIFFICILE IMM - 529 ANTIBODIES SPORE, VEGETATIVE CELL AND TOXIN B

31 31 IMM - 529 ANTIBODIES CROSS - REACT WITH C. DIFFICILE SPORES E xosporium N o n - i mm un e I M M - 529 B # 1 I M M - 529 B #2 1 2 3 4 5 6 7 8 1. K I ( A + B + ) * 2. M 7 40 4 ( A + B + ) 3. V P I 1046 3 ( A + B + ) 4. G E ( A + B + ) 5. M D U 299 2 ( A - B + ) 6. J GS 613 3 ( A + B + ) 7. A I 3 5 ( A - B + ) 8. - 147 0 ( A - B + ) 250 kDa 250 kDa 250 kDa * Strain used to generate product IMM - 529 contains antibodies that are cross - reactive with the exoporium layer of spores from variety of isolates (human and animal)

32 32 7 5 k Da 5 0 k Da 3 7 k Da 2 5 k Da 1 2 3 4 5 6 7 8 9 1 0 1 1 1 2 1 3 1 4 1 5 1 6 H u m a n A n i m a l IMM - 529 ANTIBODIES CROSS - REACT WITH CELL LYSATES FROM C. DIFFICILE VEGETATIVE CELLS IMM - 529 contains antibodies that are cross - reactive with vegetative cell whole cell lysates from a variety of human and a nimal C. difficile isolates S t r a i n u s ed to g e n e r a te p r o du c t

33 33 IMM - 529 ANTIBODIES CROSS - REACT AGAINST TOXIN B FROM DIFFERENT C. DIFFICILE STRAINS IMM - 529 contains antibodies specific to Toxin B from a variety of human and animal isolates 1 2 3 4 5 6 7 8 9 1 0 11 N o n - i mm un e I M M - 529 B#1 I M M - 529 B#2 1. K I ( A + B + ) 2. M7 40 4 ( A + B + ) 3. V P I 1046 3 ( A + B + ) 4. G E (A + B + ) 5. M D U 299 2 ( A - B + ) 6. J G S 613 3 ( A + B + ) 7. A I 3 5 (A - B + ) 8. 8 - 147 0 ( A - B + ) 9. C D3 7 ( A - B - ) 10. P u r i f i e d T ox i n B ( co m m e r ci a l ) 250 kDa 250 kDa 250 kDa

IMM-529 ANTIBODIES NEUTRALIZE TOXIN B FROM HISTORICAL AND HYPERVIRULENT STRAINS



Commercial purified Toxin B
(strain VPI10463)
****
****
100
75
50
25
0
% cell death
No
Non-immune
IMM-529B1
Antibody
Historical Toxin B
(strain 630)
***
***
100
75
50
25
0
% cell death
No
Non-immune
IMM-529B1
Antibody
Hypervirulent Toxin B
(strain KI)
****
****
100
75
50
25
0
% cell death
No
Non-immune
IMM-529B1
Antibody

****Indicates $P < 0.0001$.
***Indicates $P < 0.001$

Hutton et al. Bovine antibodies targeting primary and recurrent *Clostridium difficile* disease are a potent antibiotic alternative. Scientific **Reports** | 7: *3665* | DOI:10.1038/s41598-017-03982-5 (June 2017)

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THE *C. DIFFICILE* PREVENTION MOUSE MODEL

C57BL/6 mice 6–7 weeks



IMM-529 administration

Day -10   -3   -2   -1   0

Antibiotics in drinking water to induce susceptibility to *C. difficile*

C. difficile challenge (10^3 spores)

Monitor:

- Weight loss
- Physiological appearance
- Activity
- Diarrhoea

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THE *C. DIFFICILE* RELAPSE MOUSE MODEL


C57BL/6 mice 6–7 weeks
C. difficile challenge (10³ spores)
Administration of water or IMM-529
Day -10
-1
0
+8
Antibiotics in drinking water to induce susceptibility to C. difficile
Vancomycin treatment ceases
Administration of vancomycin alone or vancomycin + IMM-529 12 hour post infection

Monitor:

- Weight loss
- Physiological appearance
- Activity
- Diarrhoea

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37 37 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 0 20 40 60 80 100 Survival hours post infection P e r c e n t s u r v i v a l Uninfected, No treatment Infected, No treatment Infected, Non-immune IgG treatment Infected, IMM-529 treatment Infected, Vancomycin treatment IMM - 529 ANIMAL MODEL STUDY All studies statistically significant Demonstrated 80% efficacy without use of antibiotics Prevention Study

38 38 0 2 4 6 8 10 12 14 16 18 20 0 10 20 30 40 50 60 70 80 90 100 110 Survival Days after vancomycin treatment ceased P e r c e n t s u r v i v a l Infected + SOC Infected + SOC + IMM-529 ** p=0.0027 IMM - 529 ANIMAL MODEL STUDY All studies statistically significant Demonstrated ~90% survival rate vs. 22% survival rate in control group Relapse Study

39 39 0 1 2 3 4 0 20 40 60 80 100 Days post infection P e r c e n t s u r v i v a l Survival Infected, No treatment Infected, Non-immune IgG treatment Infected, IMM-529 treatment Infected, Vancomycin treatment Uninfected, No treatment IMM - 529 ANIMAL MODEL STUDY All studies statistically significant Demonstrated 80% efficacy without use of antibiotics Treatment Study

40 40 ONGOING PHASE I / IIA C. DIFFICILE TRIAL • Randomized, double blind, placebo - controlled clinical study of IMM - 529 for treatment of CDI • 60 subjects to be enrolled up to 3 weeks of definitive diagnosis of CDI (at least 20 subjects to be enrolled within the first 72 hours) • Subjects randomized to IMM - 529 or placebo in a 2:1 ratio • Primary objective: To evaluate safety and tolerability of IMM - 529 plus standard - of - care (SOC) combination in patients with CDI • Follow - up: 3 months overall • Secondary objective: To evaluate the effectiveness of IMM - 529 /SOC combo to treat patients with CDI • Treatment duration: 28 days on top of standard - of - care (vancomycin/metronidazole)

41 41 Develop clinical protocol for FDA approval as drug to prevent recurrent Clostridium difficle Infection: IMM - 529 DRUG DEVELOPMENT PLAN Execute prevention trial File IND with double - blind, placebo controlled trial for prevention of disease recurrence Hold pre - IND meeting to discuss clinical protocol and strategy Develop clinical registration strategy for FDA submission

42 42 IMM - 529 FOR THE TREATMENT OF CDI Market Opportunity • Therapeutic market is expected to grow from US$360 million in 2014 to over $1.7 billion by 2024 – CAGR 15% • Nearly 30,000 patients die each year from C. difficile infections (US) • Potential orphan disease (7 years market exclusivity and premium pricing) Unmet Need • Vancomycin and metronidazole current standard of care - 80% of patient share in U.S. • Therapies plagued by significant CDI recurrences (1st relapse: 25%; 2nd: 40%; 3rd: 60%) underscoring need for new treatments • Growing resistance to vancomycin treatment IMM - 529 Positioning • Highly differentiated – Neutralizes C. difficile but does not impact microbiome • Only asset that targets not only toxin B but also spores and vegetative cells responsible for recurrence • Can be used in combination with standard of care Sources: GlobalData, Decision Resources, CDC

43 43 COMPETITOR MARKET ANALYSIS – CDI Company Drug Type Status Reduce recurrence of CDI Zinplava ( bezlotoxumab ) IV Monoclonal Antibody FDA approved 2016 SER - 109 Oral microbiome therapeutic Phase 3 CP101 Oral microbiome therapeutic Phase 2 Treatment of Primary CDI Ridinilazole Oral antibiotic Phase 3 Cadazolid Oral antibiotic Failed Phase 3 SER - 262 Oral microbiome therapeutic Phase 1b * As of March 25, 2019

44 44 4 4 COMMERCIAL & PRODUCT DEVELOPMENT PIPELINE PROGRAM INDICATIONS DEVELOPMENT STAGE PROGRAM HIGHLIGHTS PRE - CLINICAL PHASE 1 PHASE 2 PHASE 3 MARKET ANTI - INFLAMMATORY PROGRAMS Travelan ® Travelers’ Diarrhea Commercial product Australia. Travelan ® Travelers’ Diarrhea Commercial product Canada. Travelan ® Commercial product USA. Travelan ® (IMM - 124E) Travelers’ Diarrhea Plan for FDA submission. Travelan ® (IMM - 124E) NASH Top Line Results Reported March 2018 IMM - 124E ASH NIH Funded U of Virginia. Topline results expected 2Q 2019. IMM - 124E Pediatric NAFLD NIH Funded; Emory University. Topline results expected 1Q 2020. IMM - 529 C. Difficile Developing to prevent recurrence in C. difficile patients. WRAIR Shigella Walter Reed Army Institute of Research. Dietary supplement (2015) Health Canada NPN 80046016 (2015) TGA ARTG Aust L106709 (2004)

IMM-124E: FATTY-LIVER PORTFOLIO

Two ongoing NIH funded Phase 2 Programs currently underway: ASH and Pediatric NAFLD

ASH

- **NIH funded; sponsored by University of Virginia**
- Lead Principal Investigator: Arun Sanyal; Former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the NIH (National Institute of Health)
- **Fully recruited: 56 patients**
- Endpoint: Serum endotoxin/ lipopolysaccharide (LPS) levels
- **Timing: topline results in 2Q2019**

PEDIATRIC NAFLD

- **NIH funded; sponsored by Emory University**
- Lead Principal Investigator: Miriam Vos;
- **Current enrollment: 23/40 patients**
- Endpoint: ALT; 3 months treatment
- **Timing: topline results in 1Q 2020**

immuron
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46 46 Collaboration with: • Department of Enteric Diseases (DED) • Armed Forces Research Institute of Medical Sciences (AFRIMS) • A overseas laboratory of the Walter Reed Army Institute of Research (WRAIR) US DEPARTMENT OF DEFENSE COMMISSIONED PRE - CLINICAL STUDIES • 60 clinical isolates of each bacteria, Campylobacter , ETEC, and Shigella , ( 180 in total) were tested by Western blot analysis. • The clinical isolates were collected from infected patients located in Bhutan, Cambodia, Nepal and Thailand between 1993 and 2016 , allowing researchers to measure the impact of Travelan ® antibodies on infectious bacterial strains in the field. • When compared to the controls, researchers found that the antibodies within Travelan ® were reactive to all 180 clinical isolates from these infected individuals.

US DOD PRECLINICAL STUDIES

Armed Forces Research Institute of Medical Sciences (AFRIMS)

- Travelan® protective efficacy against shigellosis in a juvenile *Rhesus macaque* challenge model.
- Travelan® prevented clinical shigellosis in 75% of Travelan® treated NHPs compared to placebo. Overall results strongly suggest that Travelan® is functionally cross-reactive and an effective prophylactic tool against Shigellosis.
- These results provide an alternative approach of non-antibiotic interventions which could lead to a new preventative modality for the US DoD.

immuron

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48 48 • Immuron has produced three Shigella specific therapeutic products utilizing vaccines developed by the Walter Reed Army Institute of Research (WRAIR). • The hyperimmune products from the study have been processed and shipped to the WRAIR for preclinical assessment. • Under the current terms of the Cooperative Research Agreement, the WRAIR will fund the evaluation of the anti - Shigella therapeutics and assess their protective capacity in a head to head comparison with Travelan ® in established small animal models. US DOD – SHIGELLA SPECIFIC THERAPEUTICS Walter Reed Army Institute of Research (WRAIR)

49 49 KEY MILESTONES EXPECTED TO DRIVE VALUE Results from US Army and US Navy trials expected 2019/2020 2H 2019 1H 2020 2H 2020 1 H 2021 • Pre - IND Meeting to Discuss IMM - 124E Literature - Based 505(b)(2) • IMM - 124E ASH Clinical Trial Top Line Results • Opening additional CDI clinical sites for IMM - 529 Trial • Initiate Phase 3 Clinical Trial on IMM - 124E TD prevention study • Pediatric NAFLD Top Line Results • Phase 3 IMM - 124E TD Clinical Data Available • File 505(b)(2) NDA for IMM - 124E TD prevention study